SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

SIXTH STREET LENDING PARTNERS

(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS Qatar Investment Authority

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Qatar

	5	SOLE VOTING POWER

NUMBER OF		1,972,641

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,972,641

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,972,641 (see Item 4 below)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	9.01% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	OO
(1)	21,882,028 Common shares of beneficial interest, par value $0.001 per share (“Common shares”) of Sixth Street Lending Partners (“Issuer”): based on 14,886,052 Common shares of Issuer outstanding as of November 10, 2022, as reported in in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022; and 3,998,385 Common shares additionally issued as reported in in the Issuer’s Form 8-K, filed with SEC on December 19, 2022; and 2,997,591 Common shares additionally issued as reported in in the Issuer’s Form 8-K, filed with SEC on January 04, 2023.

Item 1(a).	Name of Issuer:

Sixth Street Lending Partners (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2100 McKinney Avenue, Suite 1500, Dallas, TX 75201

Item 2(a).	Name of Person Filing:

Qatar Investment Authority (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), P.O. Box 23224, Qatar.

Item 2(c).	Citizenship:

Qatar

Item 2(d).	Title of Class of Securities:

Common shares of beneficial interest, par value $0.001 per share.

Item 2(e).	CUSIP Number:

N/A

Item 3.	If this statement is filed pursuant to §§ 240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
1,972,641
(b) Percent of class: 9.01%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

1,972,641

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

1,972,641

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: January 20, 2023

QATAR INVESTMENT AUTHORITY
By:	/s/ Andrew Watkins
	Name:	Andrew Watkins**
	Title:	Associate General Counsel, Compliance

** Evidence of authority to sign on behalf of Qatar Investment Authority is set forth in a Certificate of Incumbency dated February 02, 2022, and included as Exhibit B hereto

INDEX TO EXHIBITS

Exhibit No.	Description
A	Item 7 Information
B	Certificate of Incumbency

EXHIBIT A

The Schedule 13G to which this attachment is appended is filed by Qatar Investment Authority on behalf of itself and the following subsidiaries:

Q West Holding LLC

EXHIBIT B

CERTIFICATE OF INCUMBENCY

I, Ahmad Mohammed F Q Al-Khanji, Chief of Legal and General Counsel, of Qatar Investment Authority, established by Emiri Decision No 22 in 2005, with its registered office at, Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar, do hereby confirm that Andrew Watkins is the duly appointed Associate General Counsel, Compliance, an officer of the Qatar Investment Authority, and as such, is authorized to sign regulatory filings on behalf of the Qatar Investment Authority.

/s/ Ahmad Mohammed FQ Al-Khanji
Name:	Ahmad Mohammed FQ Al-Khanji
Title:	Chief of Legal and General Counsel

Dated:	February 02, 2022